UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-(1)(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 10)1

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value

(Title of Class of Securities)

718252109

(CUSIP Number)

Jun Sawada

NTT Communications Corporation

1-6, Uchisaiwai-cho 1-chome

Chiyoda-ku, Tokyo 100-8019

Japan

(81-3) 6700-4601

with a copy to:

Robert W. Mullen, Jr., Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005

USA

Telephone: (212) 530-5150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NTT Communications Corporation No I.R.S. Identification
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 39,107,300
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 39,107,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,107,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nippon Telegraph and Telephone Corporation No I.R.S. Identification
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 39,107,300[1]
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 39,107,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,107,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON HC, CO

[1]

Nippon Telegraph and Telephone Corporation beneficially owns (i) 12,633,487 shares through NTT Communications Corporation, its wholly-owned subsidiary, and (ii) 26,473,813 shares through NTT DoCoMo, Inc., its majority-owned publicly-traded subsidiary.

This Amendment No. 10 (“Amendment No. 10”) amends the Schedule 13D dated March 24, 2000 (the “Schedule 13D”), which was filed in paper format with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined herein) and NTT-UK (as defined herein), relating to the common capital stock, par value five Philippine Pesos (“PhP”) per share (the “Common Shares”) of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”), as amended by Amendment No. 1 dated December 11, 2002 (“Amendment No. 1”), by Amendment No. 2 dated January 31, 2006 (“Amendment No. 2”), by Amendment No. 3 dated March 14, 2006 (“Amendment No. 3”), by Amendment No. 4 dated April 16, 2007 (“Amendment No. 4”), by Amendment No. 5 dated June 27, 2007 (“Amendment No. 5”), by Amendment No. 6 dated July 31, 2007 (“Amendment No. 6”), by Amendment No. 7 dated August 24, 2007 (“Amendment No. 7”), by Amendment No. 8 dated October 31, 2007 (“Amendment No. 8”), and by Amendment No. 9 dated December 28, 2008 (“Amendment No. 9”). The purpose of this Amendment No. 10 is to reflect the acquisition of Common Shares of PLDT by NTT DoCoMo, Inc. (“DoCoMo”), a majority-owned subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), in open market purchases from January 4, 2008 through January 30, 2008. Unless specifically amended hereby, the disclosure in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 remains unchanged.

All capitalized terms used, but not defined, in this Amendment No. 10 are defined in Amendment No. 3. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits to Amendment No. 3 or incorporated in Amendment No. 3 by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Amendment No. 3, as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 is hereby further amended by adding the following:

January 2008 DoCoMo Open Market Purchases

From January 4, 2008 through January 30, 2008, DoCoMo made open market purchases of Common Shares through the Philippine Stock Exchange and American Depositary Shares representing Common Shares through the New York Stock Exchange. Through these open market purchases, DoCoMo has acquired 2,046,191 additional shares (including 1,267,301 shares represented by American Depositary Shares) (the “Seventh Additional DoCoMo PLDT Shares”) representing approximately 1.1% of the outstanding capital stock of PLDT. All of the funds used to pay for the Seventh Additional DoCoMo PLDT Shares were from DoCoMo’s available cash resources.

Item 4.	Purpose of Transaction

Item 4 of Amendment No. 3, as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 is hereby further amended by adding the following paragraphs:

January 2008 DoCoMo Open Market Purchases

DoCoMo is acquiring the Seventh Additional DoCoMo PLDT Shares for the same purposes as those described in this Item 4 with respect to its acquisition of the DoCoMo PLDT Shares.

Upon the acquisition of the Seventh Additional DoCoMo PLDT Shares, DoCoMo will beneficially own, in the aggregate, approximately 20.7%, of which DoCoMo directly owns approximately 14.0%, of the voting power attached to the outstanding Common Shares.

Following the acquisition of the Seventh Additional DoCoMo PLDT Shares, if DoCoMo deems market and other conditions as favorable, or if it otherwise decides, DoCoMo may increase its ownership of the Company’s equity securities through open market purchases, negotiated purchases, or other transactions, up to the limitation of 21% of the Common Shares issued and outstanding as described in this Item 4. However, if DoCoMo does not deem market and other conditions as favorable or if it otherwise decides, it may not do so.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of Amendment No. 3, as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 are hereby further amended and restated as follows:

(a) By virtue of NTT’s ownership of all of the outstanding capital stock of NTT Communications Corporation (“NTTC”) and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement (applicable to the DoCoMo PLDT Shares) and Co-Operation Agreement (applicable to the DoCoMo PLDT Shares, the Additional DoCoMo PLDT Shares (as defined in Amendment No. 4), the Second Additional DoCoMo PLDT Shares (as defined in Amendment No. 5), the Third Additional DoCoMo PLDT Shares (as defined in Amendment No. 6), the Fourth Additional DoCoMo PLDT Shares (as defined in Amendment No. 7), the Fifth Additional DoCoMo PLDT Shares (as defined in Amendment No. 8) and the Sixth Additional DoCoMo PLDT Shares (as defined in Amendment No. 9) and the Seventh Additional DoCoMo PLDT Shares), the Reporting Persons and DoCoMo constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and therefore, each of the Reporting Persons may be deemed to have acquired beneficial ownership of the 39,107,300 Common Shares, in aggregate, beneficially held by the Reporting Persons and DoCoMo. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in Amendment No. 3), the Reporting Persons and DoCoMo and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group.” However, the Reporting Persons disclaim that they have agreed to act as a group with any other parties to the Strategic Agreement, the Shareholders Agreement or the Co-operation Agreement (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and the Reporting Persons disclaim beneficial ownership of the Common Shares other than the amounts of shares reported for the Reporting Persons herein.

(b) NTTC has the shared power to vote or dispose or to direct the vote or disposition of the 39,107,300 Common Shares beneficially owned by NTTC and DoCoMo of which DoCoMo directly owns 26,473,813 Common Shares. By virtue of its ownership of all of the issued and outstanding capital stock of NTTC and a majority of the issued and outstanding capital stock of DoCoMo, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by NTTC and DoCoMo.

Paragraph (c) of Item 5 of Amendment No. 3, as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 is hereby further amended as follows:

First: The text preceding the tables is deleted and replaced by the following language.

As of the filing of this Amendment No. 10, except for the purchase by DoCoMo of the Common Shares described in Item 3, neither the Reporting Persons, nor to the knowledge of each Reporting Person, any of its directors or executive officers has effected any transaction in the Common Shares during the past sixty days. The following tables set forth, for the open market purchases by DoCoMo described in Item 3, the dates of such open market purchases, the numbers of the Common Shares purchased, the prices per share (rounded to the nearest one U.S. cent or one Philippine centavo) of such purchases and the exchange through which such open market purchases were effected (the open market purchases made through the New York Stock Exchange were for American Depositary Shares of PLDT, each representing one Common Share):

Second: The table below is added below the fourth table currently in paragraph (c).

Date of Purchase	Number of Shares Purchased	Price per share	Exchange
Seventh Additional DoCoMo PLDT Shares:
01/04/2008	63,299	US$ 73.19	New York Stock Exchange
01/07/2008	11,410	PhP 3,000.00	Philippine Stock Exchange
01/08/2008	49,325	US$ 73.60	New York Stock Exchange
01/09/2008	42,062	US$ 73.90	New York Stock Exchange
01/15/2008	67,456	US$ 73.88	New York Stock Exchange
01/16/2008	72,340	PhP 2,994.41	Philippine Stock Exchange
01/16/2008	107,429	US$ 72.79	New York Stock Exchange
01/17/2008	73,110	PhP 2,928.09	Philippine Stock Exchange
01/17/2008	109,267	US$ 70.73	New York Stock Exchange
01/18/2008	66,310	PhP 2,822.92	Philippine Stock Exchange
01/22/2008	76,070	PhP 2,613.81	Philippine Stock Exchange
01/22/2008	111,558	US$ 65.20	New York Stock Exchange
01/23/2008	76,590	PhP 2,622.45	Philippine Stock Exchange
01/23/2008	113,861	US$ 63.40	New York Stock Exchange
01/24/2008	78,950	PhP 2,680.06	Philippine Stock Exchange
01/24/2008	118,094	US$ 67.46	New York Stock Exchange
01/25/2008	80,230	PhP 2,800.70	Philippine Stock Exchange
01/25/2008	120,531	US$ 68.33	New York Stock Exchange
01/28/2008	80,890	PhP 2,767.60	Philippine Stock Exchange
01/28/2008	120,403	US$ 69.59	New York Stock Exchange
01/29/2008	81,410	PhP 2,809.50	Philippine Stock Exchange
01/29/2008	120,732	US$ 71.77	New York Stock Exchange
01/30/2008	81,580	PhP 2,917.18	Philippine Stock Exchange
01/30/2008	123,284	US$ 73.63	New York Stock Exchange
Total	2,046,191

Third: The following paragraph is added to the end of paragraph (c).

The aggregate purchase price for the open market purchases through the Philippine Stock Exchange was PhP 2,178,659,329.57 for the Seventh Additional DoCoMo PLDT Shares. The aggregate purchase price for the open market purchases through the New York Stock Exchange was US$ 88,718,941.20 for the Seventh Additional DoCoMo PLDT Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Section C of Item 6 of Amendment No. 3, as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, is hereby further amended and restated as follows:

On March 24, 2000, PLDT entered into registration rights agreements with each of NTTC and the FPC Group in connection with the registration of their Common Shares (the NTTC registration rights agreement is referred to herein as the “Old Registration Rights Agreement”). A copy of the Old Registration Rights Agreement among PLDT, NTT-UK and NTTC was filed as Exhibit 6 to the Schedule 13D of NTTC filed with the SEC on March 24, 2000. As of January 31, 2008, PLDT, NTTC and DoCoMo entered into an amendment to the Old Registration Rights Agreement (referred to herein as the “RRA Amendment” and, together with the Old Registration Rights Agreement, the “Registration Rights Agreement”), a copy of which is filed as Exhibit 9 hereto. Any description contained in this Item 6 relating to the Old Registration Rights Agreement, the RRA Amendment or the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Old Registration Rights Agreement filed as Exhibit 6 to the Schedule 13D and the RRA Amendment filed as Exhibit 9 hereto, each of which is incorporated by reference herein.

The Registration Rights Agreement includes DoCoMo as a party thereto in order that DoCoMo might exercise certain rights as a holder of Common Shares, independently from NTTC. DoCoMo’s rights under the Registration Rights Agreement are only exercisable after the third anniversary of the Effective Date of the Co-Operation Agreement, or at such earlier time when the lock-up obligation under Clause 9.2.1 of the Co-Operation Agreement has been terminated pursuant to Clause 9.2.2 thereof.

The Registration Rights Agreement provides that NTTC and DoCoMo together are entitled to six demand registrations in the aggregate and unlimited piggy-back registration rights with respect to the Common Shares held by NTTC and DoCoMo, subject to the rights of PLDT to delay or suspend registration upon the occurrence of certain events and certain holdback agreements and certain other provisions in the Registration Rights Agreement. Subject to certain provisions in the Registration Rights Agreement, each of NTTC and DoCoMo is entitled to two of the six total demand registrations, and either NTTC or DoCoMo is entitled to require either or both of the remaining two demand registrations. PLDT is responsible for the fees and expenses in connection with three of the demand registrations, one demand registration each by NTTC and DoCoMo and one demand registration by either NTTC or DoCoMo and all of the piggy-back registrations.

Pursuant to the Stock Sale and Purchase Agreement, NTTC and DoCoMo have agreed to use good faith efforts to negotiate their respective exercise of any rights under the Registration Rights Agreement pursuant to the Co-Operation Agreement, taking into account the respective interests of NTTC and DoCoMo.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amendment No. 3 as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9, is hereby amended by adding the following exhibit:

Exhibit No.	Exhibit Name
9	Amendment to Registration Rights Agreement dated as of January 31, 2008, by and among PLDT, NTTC and DoCoMo

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008	NIPPON TELEGRAPH AND TELEPHONE CORPORATION

	By:	/s/ Hiroo Unoura
	Name:	Hiroo Unoura
	Title:	Executive Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008	NTT COMMUNICATIONS CORPORATION

	By:	/s/ Jun Sawada
	Name:	Jun Sawada
	Title:	Vice President